Exhibit (a)(5)(vi)
FOR IMMEDIATE RELEASE
June 18, 2007
Liberty Media Corporation Announces Final Results of Tender Offer
Englewood, Colorado — June 18, 2007 — Liberty Media Corporation (Nasdaq: LINTA) (“Liberty”) announced today the final results of its modified dutch auction self-tender offer to purchase up to 19,417,476 shares of its Liberty Interactive Series A common stock, which expired on June 12, 2007. Based on the final tabulation by the depositary for the tender offer the purchase price for the tender offer is $24.95 per LINTA share.
Based on the final tabulation by the depositary for the tender offer, 27,543,660 LINTA shares were properly tendered and not withdrawn at or below a purchase price of $24.95 per LINTA share. The depositary has advised Liberty that the final proration factor was approximately 70.3952% for the tender offer. Any “odd lot” shares of Liberty Interactive Series A common stock properly tendered and not withdrawn will not be subject to proration.
The depositary will promptly issue payment for the LINTA shares validly tendered and accepted for purchase and will return all other LINTA shares tendered and not accepted for purchase due to the proration or conditional tender provisions of the tender offer.
The information agent for the tender offers is D. F. King & Co., Inc. The depositary is Computershare Shareholder Services, Inc. For questions and information please contact the information agent toll free at (888) 628-1041.
About Liberty Media Corporation
Liberty Media Corporation owns interests in a broad range of electronic retailing, media, communications and entertainment businesses. Those interests are attributed to two tracking stock groups: the Liberty Interactive group, which includes Liberty’s interests in QVC, Provide Commerce, IAC/InterActiveCorp, and Expedia, and the Liberty Capital group, which includes Liberty’s interests in Starz Entertainment, News Corporation, and Time Warner. For more information, please see www.libertymedia.com.
Contact:
Liberty Media
John Orr (720) 875-5622